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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

3PAR INC.
(Name of Subject Company (Issuer))

Rio Acquisition Corporation
and
Hewlett-Packard Company
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88580F 10 9
(CUSIP Number of Class of Securities)

Paul T. Porrini
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
David K. Ritenour Vice President and Associate General Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501		Christopher E. Austin Benet J. O'Reilly Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,383,957,981	$169,976

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) 62,828,936 outstanding shares of 3PAR common stock and 1,123,294 outstanding restricted stock units by $33.00 per share, which is the offer price, plus (ii) $273,534,391, which is the intrinsic value of the outstanding options (i.e., the excess of $33.00 over the per share exercise price).

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$153,960	Filing Party:	Hewlett-Packard Company
Form or Registration No.:	Schedule TO-T	Date Filed:	August 27, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this "Amendment No. 2"), filed with the Securities and Exchange Commission (the "SEC") on September 2, 2010, amends the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed with the SEC on August 27, 2010 by Rio Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), and HP. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares") of 3PAR Inc., a Delaware corporation ("3PAR"), at a price of $33.00 per Share, net to the seller in cash without interest thereon and subject to reduction for any federal back-up withholding or other taxes. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Amended and Restated Offer to Purchase (the "Offer to Purchase"), dated August 27, 2010 and in the related Amended and Restated Letter of Transmittal (the "Letter of Transmittal"), as amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(J) and (a)(1)(K), respectively.

        The information in the Offer to Purchase and related Letter of Transmittal is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Items 1 through 9, and Item 11.

        The price per share to be paid pursuant to the Offer has been increased from $30.00 net per Share in cash to $33.00 net per Share in cash. The full text of the press release issued by HP on September 2, 2010 announcing the increased Offer Price is filed herewith as Exhibit (a)(1)(P).

        All references in the Offer to Purchase, the Letter of Transmittal, the Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to the offer price of "$30.00" per Share are hereby amended and restated to refer to "$33.00" per Share.

        The Offer to Purchase is further amended as follows:

        The question "How does the Offer relate to the announced transaction between 3PAR and Dell Inc.?" in the section "Summary Term Sheet" is amended to add the following:

          "On September 2, 2010, HP delivered to 3PAR a revised proposal to acquire 3PAR for $33.00 per Share in cash. Following HP's delivery of the revised proposal, Dell issued a press release announcing that it had ended its discussions regarding a potential acquisition of 3PAR.

        The references to $1.9 billion in (a) the response to the question "Do you have the financial resources to pay for the Shares?" in the section "Summary Term Sheet" and (b) Section 12—"Source and Amount of Funds" are hereby amended to refer to "$2.1 billion".

        The answer to the question "What is the market value of my Shares as of a recent date?" is hereby deleted in its entirety and replaced with the following:

          "On August 20, 2010, the last full trading day prior to the public announcement of the terms of HP's initial proposal, the reported closing sales price per Share on the New York Stock Exchange was $18.04 per Share. On August 26, 2010, the last full trading day prior to public announcement of our proposal to acquire 3PAR for $27.00 per Share in cash, the commencement of the Offer and our subsequent proposal to acquire 3PAR for $30.00 per Share in cash, the reported closing sales price per Share on the New York Stock Exchange was $26.03 per Share. On September 1, 2010, the last full trading day prior to public announcement of our amended offer, the reported closing sales price per Share on the New York Stock Exchange was $32.08 per Share. We encourage you to obtain a current market quotation for the Shares.

        The following is inserted in the section "Summary Term Sheet" of the Offer to Purchase:

        "Why did you amend the Offer to Purchase and related documents on September 2, 2010?

          "We amended the Offer to Purchase and related documents to reflect the increase in the Offer Price per Share to $33.00, which occurred on September 2, 2010.

        "If I already tendered my shares in the original offer, do I have to do anything now?

          "No. Shares previously tendered pursuant to the Amended and Restated Offer to Purchase and the related Amended and Restated Letter of Transmittal and not withdrawn constitute valid tenders for purposes of the Offer as amended. Stockholders who have validly tendered and not withdrawn their shares are not required to take any further action with respect to such shares in order to receive the Offer Price if Shares are accepted for payment and paid for by us pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

        The following is hereby inserted (a) after the fourth paragraph and before the fifth paragraph in the section "Introduction" of the Offer to Purchase and (b) after the first paragraph in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase:

          "Although the Amended and Restated Letter of Transmittal refers to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer, as amended, and will receive the offer price of $33.00 per Share if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer.

          "Shares previously tendered pursuant to the Offer to Purchase and the related Letter of Transmittal and not validly withdrawn constitute valid tenders for purposes of the Offer, as amended. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the offer price of $33.00 per Share if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See Section 3—"Procedures for Tendering Shares".

        The final line of the table in Section 6—"Price Range of Shares; Dividends" is hereby deleted in its entirety and replaced with the following:

"Second Quarter (through September 1, 2010)	$32.26	$9.02

        The first paragraph below the table in Section 6—"Price Range of Shares; Dividends" is hereby deleted in its entirety and replaced with the following:

          "On August 20, 2010, the last full trading day prior to the public announcement of the terms of HP's initial proposal, the reported closing sales price per Share on the New York Stock Exchange was $18.04 per Share. On August 26, 2010, the last full trading day prior to public announcement of our proposal to acquire 3PAR for $27.00 per Share in cash, the commencement of the Offer and our subsequent proposal to acquire 3PAR for $30.00 per Share in cash, the reported closing sales price per Share on the New York Stock Exchange was $26.03 per Share. On September 1, 2010, the last full trading day prior to public announcement of our amended offer, the reported closing sales price per Share on the New York Stock Exchange was $32.08 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

        The following paragraphs are inserted following the final paragraph of Section 10—"Background of Offer":

          "According to an amendment to 3PAR's Schedule 14D-9 filed on August 30, 2010, on August 27, 2010, the 3PAR board of directors determined that HP's August 27th acquisition proposal constituted a "Superior Proposal" (as that term is defined in the Dell Merger Agreement) and notified Dell that, subject to the terms of the Dell Merger Agreement, 3PAR intended to participate and engage in discussions and negotiations with HP, furnish HP with non-public information relating to 3PAR and, immediately following the expiration of the 3 business day period contemplated by, and the satisfaction of the other conditions set forth in, the Dell Merger Agreement, terminate the Dell Merger Agreement in order to enter into the merger agreement with HP on the terms set forth in HP's August 27th acquisition proposal.

          "Between August 27, 2010 and September 2, 2010, representatives of J.P. Morgan and Cleary Gottlieb Steen & Hamilton LLP held numerous discussions with representatives of Qatalyst and Wilson Sonsini Goodrich & Rosati, Professional Corporation to discuss HP's August 27th proposal. On August 31, 2010, HP delivered to 3PAR offer letters and related documents related to the arrangements that HP proposed to enter into with certain 3PAR executives. See "—The Merger Agreement—Executive Compensation Arrangements—New Executive Offer Letters" in Section 11 of the Offer to Purchase.

          "On September 2, 2010, HP delivered to 3PAR a revised proposal to acquire 3PAR for $33.00 per Share in cash and issued a press release announcing the increase in the Offer Price to $33.00 net per Share.

          "On September 2, 2010, following HP's delivery of the revised proposal, 3PAR issued a press release indicating that, prior to receiving HP's September 2nd proposal, 3PAR received a revised acquisition proposal from Dell in which Dell increased its offer price from $27.00 per share to $32.00 per share. 3PAR's press release indicated that Dell's revised acquisition proposal also included an increased termination fee of $92 million payable by 3PAR to Dell as a condition to accepting a "superior proposal," and a multi-year reseller agreement with Dell, which would by its terms be assumed by an acquirer of, or successor in interest to, 3PAR in the event of a change in control of 3PAR (including the acquisition of 3PAR by HP or another third party), and which contained fixed pricing and other terms that the 3PAR board of directors determined to be unacceptable.

          "According to 3PAR's press release, the 3PAR board of directors determined on September 2, 2010 that HP's September 2nd proposal constituted a "Superior Proposal" (as that term is defined in the Dell Merger Agreement). Accordingly, 3PAR notified Dell of its intention to terminate the Dell Merger Agreement immediately following the expiration of the three business day period contemplated by, and the satisfaction of the other conditions set forth in, the Dell Merger Agreement in order to enter into a merger agreement with HP on the terms set forth in HP's September 2nd proposal.

          "Later in the morning of September 2, 2010, Dell issued a press release announcing that it would not increase its most recent proposal and had ended its discussions regarding a potential acquisition of 3PAR."

        The first sentence in "—The Merger Agreement—Executive Compensation Arrangements—New Executive Offer Letters" in Section 11 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

          "HP proposes to enter into arrangements with 3PAR executives in a form substantially similar to those previously agreed and entered into by Dell and certain 3PAR executives.

        The following sentence is inserted following the first paragraph in "—The Merger Agreement—Executive Compensation Arrangements—New Executive Offer Letters" in Section 11 of the Offer to Purchase:

          "The summary in this Offer to Purchase is qualified in its entirety by reference to the complete text of the proposed offer letters, which were sent on August 31, 2010 to each of the 3PAR executives listed in the table below, and each of which is filed as an exhibit to the Schedule TO and incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(P)	Text of press release issued by HP on September 2, 2010
(d)(5)	Offer letter from HP to Steve Crimi, dated August 31, 2010
(d)(6)	Offer letter from HP to Randy Gast, dated August 31, 2010
(d)(7)	Offer letter from HP to Adriel Lares, dated August 31, 2010
(d)(8)	Offer letter from HP to Craig Nunes, dated August 31, 2010
(d)(9)	Offer letter from HP to Jeff Price, dated August 31, 2010
(d)(10)	Offer letter from HP to Jeanette Robinson, dated August 31, 2010
(d)(11)	Offer letter from HP to David Scott, dated August 31, 2010
(d)(12)	Offer letter from HP to Alastair Short, dated August 31, 2010
(d)(13)	Offer letter from HP to Ashok Singhal, dated August 31, 2010
(d)(14)	Offer letter from HP to Peter Slocum, dated August 31, 2010
(d)(15)	Offer letter from HP to Rusty Walther, dated August 31, 2010
(d)(16)	Offer letter from HP to Randall Weigel, dated August 31, 2010

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hewlett-Packard Company
By:	/s/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	Vice President, Deputy General Counsel & Assistant Secretary
Rio Acquisition Corporation
By:	/s/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	President and Secretary

Dated: September 2, 2010

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 27, 2010(1)
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)(2)
(a)(1)(C)	Form of Notice of Guaranteed Delivery(3)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(4)
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(5)
(a)(1)(F)	Text of press release issued by HP on August 23, 2010(6)
(a)(1)(G)	Text of press release issued by HP on August 26, 2010(7)
(a)(1)(H)	Form of summary advertisement, published August 27, 2010, in The Wall Street Journal(8)
(a)(1)(J)	Amended and Restated Offer to Purchase, dated August 27, 2010(9)
(a)(1)(K)	Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)(10)
(a)(1)(L)	Amended and Restated Form of Notice of Guaranteed Delivery(11)
(a)(1)(M)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(12)
(a)(1)(N)	Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(13)
(a)(1)(O)	Text of press release issued by HP on August 27, 2010(14)
(a)(1)(P)	Text of press release issued by HP on September 2, 2010
(b)	Not applicable
(c)	Not applicable
(d)(1)	Form of Agreement and Plan of Merger by and among Purchaser, HP and 3PAR(15)
(d)(2)	Form of Tender and Voting Agreement by and among Purchaser, HP and certain stockholders of 3PAR(16)
(d)(3)	Confidentiality Agreement, dated as of August 24, 2010, by and between HP and 3PAR(17)
(d)(4)	Amended and Restated Form of Agreement and Plan of Merger by and among Purchaser, HP and 3PAR(18)
(d)(5)	Offer letter from HP to Steve Crimi, dated August 31, 2010
(d)(6)	Offer letter from HP to Randy Gast, dated August 31, 2010
(d)(7)	Offer letter from HP to Adriel Lares, dated August 31, 2010
(d)(8)	Offer letter from HP to Craig Nunes, dated August 31, 2010
(d)(9)	Offer letter from HP to Jeff Price, dated August 31, 2010
(d)(10)	Offer letter from HP to Jeanette Robinson, dated August 31, 2010

(d)(11)	Offer letter from HP to David Scott, dated August 31, 2010
(d)(12)	Offer letter from HP to Alastair Short, dated August 31, 2010
(d)(13)	Offer letter from HP to Ashok Singhal, dated August 31, 2010
(d)(14)	Offer letter from HP to Peter Slocum, dated August 31, 2010
(d)(15)	Offer letter from HP to Rusty Walther, dated August 31, 2010
(d)(16)	Offer letter from HP to Randall Weigel, dated August 31, 2010
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(2)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(3)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(4)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(5)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(6)
Incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by HP on August 23, 2010

(7)
Incorporated herein by reference to the Schedule TO-C filed by HP on August 23, 2010

(8)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(9)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(10)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(11)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(12)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(13)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(14)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(15)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(16)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(17)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(18)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

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  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX